EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 28, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to announce the results of its Annual General Meeting (“AGM”) held on June 28, 2023.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	34,486,083	(98.18%)	638,653	(1.82%)
Morgan Poliquin	34,421,128	(98.00%)	703,608	(2.00%)
Elaine Ellingham	33,757,307	(96.11%)	1,367,429	(3.89%)
Alfredo Phillips	34,424,529	(98.01%)	700,207	(1.99%)
Kevin O’Kane	33,696,327	(95.93%)	1,428,409	(4.07%)
Ria Fitzgerald	33,734,290	(96.04%)	1,390,446	(3.96%)

A total of 58,509,314 common shares, representing 42.64% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year, approved the unallocated options, rights and other entitlements under the Company’s stock option plan, and approved the reconfirmation of the Company’s shareholder rights plan.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden
Almaden Minerals Ltd. discovered the Ixtaca project in Puebla State, Mexico, in 2010. Almaden’s interest in the Ixtaca project is subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

On Behalf of the Board of Directors

“J. Duane Poliquin”
J. Duane Poliquin, P.Eng.
Chair
Almaden Minerals Ltd.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/